Exhibit 99.1

Notification of Major Holdings Page 1 12 | Hamburg 22419 Essener Bogen 7 529900F9KI6OYITO9B12 Evotec SE X Notification of Major Holdings or Correction of a notification of Major Holdings dated 1. Details of issuer (name, address) Name Legal Entity Identifier (LEI) Street, Street number Postal code City 2. Reason for notification (multiple reasons possible) X Acquisition/disposal of shares with voting rights Acquisition/disposal of instruments Change of breakdown of voting rights Other reason 3. Details of person subject to the notification obligation Natural person First name Surname Date of birth Legal entity Name including legal form (entity) City of registered office Country BlackRock, Inc. New York, New York United States of America (the) 4. Name(s) of shareholder(s) holding directly 3% or more voting rights, if different from 3. Name 5. Date on which threshold was crossed or reached 16/06/2023 Exhibit 99.1

Page 2 | 12 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1. + 7.b.2.) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 3,29% 0,28% 3,57% 177.185.736 Previous notification (if applicable) 1,82% 0,40% 2,22% - 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0005664809 0 5.828.757 0,00% 3,29 % US30050E1055 0 2.299 0,00% 0,001 % Total 5.831.056 3,29 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Voting rights absolute Voting rights in % Lent Securities (right to recall) N/A N/A 486.961 0,27 % Voting rights absolute Voting rights in % Total 486.961 0,27%

Page 3 | 12 b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Contract for Difference N/A N/A Cash 2.832 0,002 % Voting rights absolute Voting rights in % Total 2.832 0,002% 8. Information in relation to the person subject of the notification obligation (please tick the applicable box) Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least held 3% or more) % of voting rights through instruments (if at least held 5% or more) Total of both (if at least held 5% or more) BlackRock, Inc. Trident Merger LLC BlackRock Investment Mana gement, LLC - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. - BlackRock, Inc. Trident Merger LLC BlackRock Investment Management, LLC Amethyst Intermediate LLC Aperio Holdings LLC Aperio Group, LLC

Page 4 | 12 - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Fund Advisors - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Institutional Trust Company, National Association - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Australia Holdco Pty. Ltd. BlackRock Investment Management (Australia) Limited - BlackRock, Inc.

Page 5 | 12 BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock Holdco 4, LLC BlackRock Holdco 6, LLC BlackRock Delaware Holdings Inc. BlackRock Institutional Trust Company, National Association SAE Liquidity Fund (GenPar), LLC - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Canada Holdings LP BlackRock Canada Holdings ULC BlackRock Asset Management Canada Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock (Singapore) Holdco Pte. Ltd. BlackRock HK Holdco Limited

Page 6 | 12 BlackRock Lux Finco S. a r.l. BlackRock Japan Holdings GK BlackRock Japan Co., Ltd. - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Finance Europe Limited BlackRock Advisors (UK) Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited

Page 7 | 12 BlackRock Group Limited BlackRock Luxembourg Holdco S.a.r.l. BlackRock (Luxembourg) S.A. - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock International Limited BlackRock Life Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited

Page 8 | 12 BlackRock Group Limited BlackRock Finance Europe Limited BlackRock Investment Management (UK) Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Luxembourg Holdco S.a.r.l. BlackRock Investment Management Ireland Holdings Limited BlackRock Asset Management Ireland Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP

Page 9 | 12 BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Luxembourg Holdco S.a.r.l. BlackRock UK Holdco Limited BlackRock Asset Management Schweiz AG - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Finance Europe Limited BlackRock Investment Management (UK) Limited BlackRock Fund Managers Limited - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc.

Page 10 | 12 BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Finance Europe Limited BlackRock (Netherlands) B.V. BlackRock Asset Management Deutschland AG - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Luxembourg Holdco S.a.r.l. BlackRock Investment Management Ireland Holdings Limited BlackRock Asset Management Ireland Limited BlackRock Solutions Funds ICAV

Page 11 | 12 - BlackRock, Inc. BlackRock Holdco 2, Inc. BlackRock Financial Management, Inc. BlackRock International Holdings, Inc. BR Jersey International Holdings L.P. BlackRock Holdco 3, LLC BlackRock Cayman 1 LP BlackRock Cayman West Bay Finco Limited BlackRock Cayman West Bay IV Limited BlackRock Group Limited BlackRock Finance Europe Limited BlackRock (Netherlands) B.V. BlackRock Asset Management Deutschland AG iShares (DE) I Investmentaktiengesellschaft mit Teilgesellschaftsvermögen - 9. In case of proxy voting according to Sec. 34 (3) WpHG (only in case of attribution of voting rights pursuant to Sec. 34 (1) sent. 1 no. 6 WpHG) Date of general meeting Total positions (6.) after general meeting % of voting rights attached to shares % of voting rights through instruments Total of both 10. Other useful information

Page 12 | 12 Date, Signature 21/06/2023 Jana Blumenstein